Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

January 27, 2011

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Turner Funds (the “Trust” or the “Registrant”)

(1933 Act Registration No. 333-00641)

(1940 Act Registration No. 811-07527)

Dear Ms. Browning:

Set forth below are our responses to your comments on Post-Effective Amendment No. 68 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 69 to the Trust’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, regarding the Turner Market Neutral Fund, Turner Medical Sciences Long/Short Fund and Turner Titan Fund (each a “Fund,” together the “Funds”) as filed with the Commission on November 19, 2010.

Prospectus (Comments relating only to the Class C Prospectus)

1.                                       Comment:  Please remove, or move to after the summary sections, footnote 1 to each Fund’s Fees and Expenses tables.

Response:  Registrant will make the requested change.

2.                                       Comment:  Please remove, or move to after the summary section, the footnotes to each Fund’s expense example calculations.

Response:   Registrant will make the requested change.

Prospectus (Comments relating to both the Class C Prospectus and Investor/Institutional Class Prospectus)

3.                                       Comment:  Consider adding “Dividend expense on short sales” as a separate line item under “Other Expenses” in each Fund’s Fees and Expenses table.

Response:  Form N-1A does not require the Funds to include sub-headings under “Other Expenses” in their Fees and Expenses table.  Additionally, because of the nature of the contractual fee waiver for each Fund (which does not carve out dividend expenses on short sales), Registrant does not believe that creating such a sub-heading would provide shareholders with meaningful information.  Therefore, Registrant respectfully declines this comment.

4.                                       Comment:  Please remove cross references to the statutory prospectus and/or statement of additional information (“SAI”) in the summary prospectus, unless reference is specifically permitted by Form N-1A.

Response:  Registrant will make the requested change.

5.                                       Comment:  Confirm that the contractual fee waiver agreement does not permit the adviser to recoup any waived amounts and that the waiver does not carve out acquired fund fees and expenses or any other Fund expenses.

Response:  Registrant confirms that the contractual fee waiver agreement does not permit the adviser to recoup any waived amounts and that the contractual fee waiver does not carve out acquired fund fees and expenses or any other Fund expenses.

6.                                       Comment:  Please revise the disclosure under each Fund’s “Example” section to better match the language provided in Item 3 of Form N-1A.

Response:  Registrant will make the requested change.

7.                                       Comment:  Under each Fund’s “Principal Strategy” section, consider revising the word “may” to “will” in the following statement, “[t]he Fund may buy and sell securities frequently as a part of its investment strategy.”

Response:  Registrant will make the requested change.

8.                                       Comment:  Please revise the Prospectus to remove equivocal language and instead enumerate all investments, etc. (e.g., use of the term “various”).

Response:  Registrant believes that the current disclosure describes the principal strategies of the Fund, including the types of investments it will make, with adequate specificity.

9.                                       Comment:  Confirm that no economic sector has been identified as a focus for the Turner Market Neutral Fund’s investments.  Further confirm that if such a sector is identified in the future it may be appropriate to supplement the prospectus.

Response:  Registrant confirms that no economic sector has been identified as a focus for the Turner Market Neutral Fund’s investments.  If, in the future, a particular economic sector is identified as a focus of the Turner Market Neutral Fund, Registrant acknowledges that filing a supplement to the Fund’s prospectus may be appropriate.

10.                                 Comment:  Please provide disclosure under each Fund’s “Principal Investment Strategies” section to reflect the investment strategy that gives rise to the foreign currency exchange contract risk disclosure (“[t]he Fund may also enter into foreign currency exchange contracts to hedge the currency risk of portfolio securities denominated in a foreign currency”) found under each Fund’s “Principal Risks” section.

Response:  Registrant will remove the above quoted foreign exchange contract risk disclosure.

11.                                 Comment:  Please add the heading “Management” above the heading “Investment Adviser” in each Fund’s summary section and make “Investment Adviser” and “Portfolio Managers” sub-headings.

Response:  Registrant will make the requested change.

12.                                 Comment:  Please remove, or move to after the summary section, the statement under each Fund’s “Portfolio Managers” section that states that the portfolio manager “is supported by a team of investment professionals.”

Response:  Registrant will make the requested change.

13.                                 Comment:  If there are particular types of health care-related companies that have been identified as a focus of the Turner Medical Sciences Long/Short Fund’s investments please specify.

Response:  Registrant confirms that no particular type of health care-related company has been identified as a focus for the Turner Medical Sciences Long/Short Fund’s investments.

14.                                 Comment:  Please expand the large, medium and small capitalization risk disclosed under each Fund’s “Principal Risks” section to address risks that are unique to those categories.

Response:  Registrant will expand the large, medium and small capitalization risk disclosure to add that “The medium and small capitalization companies the Fund invests in may be more vulnerable to adverse business or economic events than larger, more established companies.  In particular, these medium and small sized companies may have limited product lines, markets and financial resources, and may depend upon a relatively small management group.  Therefore, medium and small capitalization stock prices may be more volatile than those of larger companies.”

15.                                 Comment:  Please distinguish whether the strategies and risks discussed under the “Additional Information About Fund Strategies and Risks” section (Item 9 disclosure) are principal or non-principal.

Response:  Registrant confirms that all principal investment strategies and risks are disclosed in the summary section of the prospectus as required by Form N-1A.  Per earlier staff comments to the Registrant, the principal strategies and risks have been disclosed in the “Summary Section”

of the Prospectus while non-principal strategies and risks are disclosed elsewhere in the Prospectus.

16.                                 Comment:  Under the “Additional Information About Fund Strategies and Risks” section, please note that derivatives are not a principal investment strategy for any Fund.

Response:  Registrant notes that, to the extent short sales are considered a derivative instrument, the Funds’ use of short sales is discussed under each Fund’s “Principal Investment Strategy” section.  Beyond short sales, Registrant confirms that the Funds’ use of derivatives is not a principal investment strategy of any Fund.  Registrant does not believe it is appropriate to disclose this fact in the prospectus.

17.                                 Comment:  When discussing the Funds’ 80% investment policies under the “Additional Information About Fund Strategies and Risks” section, please revise the disclosure to note that the Funds’ policy is to invest “80% of net assets plus any borrowing for investment purposes” in certain securities.

Response:  Registrant will make the requested change.

18.                                 Comment:  Please confirm whether the use of options is a principal strategy.

Response:  Registrant confirms that the use of options is not a principal strategy of any Fund.

19.                                 Comment:  Under the “Additional Information About Fund Strategies and Risks” section, please revise the disclosure regarding temporary defensive positions to replace the term “unusual” with “adverse” to better track Form N-1A instructions.

Response:  Registrant will make the requested change.

20.                                 Comment:  Under the “Additional Information About Fund Strategies and Risks” section, please include disclosure regarding the costs of short sales (including transaction costs, payments of dividends and payments of premiums).

Response:  Registrant will revise the description of each Fund’s use of short sales under the “Additional Information About Fund Strategies and Risks” section to read “The Fund utilizes short sales. A short sale involves the sale of a security that the Fund does not own in the expectation of purchasing the same security (or a security exchangeable therefore) at a later date at a lower price. To make delivery to the buyer, the Fund must borrow the security, and the Fund is obligated to return the security to the lender, which is accomplished by a later purchase of the security by the Fund. Until the security is replaced, the Fund is required to pay the lender any dividends or interests accruing during the period of the loan. In order to borrow the security, the Fund may also have to pay a fee which would increase the cost of the security sold. The Fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which a Fund replaces the borrowed security. A Fund will realize a gain if the security declines in price between those two dates. The amount of any gain will be decreased and the amount of any loss will be increased by any interest, premium and transaction charges or other costs a Fund may be required to pay in connection with the short sale.  When the Fund makes a short sale in the United States, it must leave the proceeds thereof with the broker and it must also deposit with, or pledge to, the broker an amount of cash or U.S. Government or other securities sufficient under current margin regulations to collateralize its obligation to replace the borrowed securities that have been sold. Local law will govern short sale transactions conducted on a foreign exchange.”

21.                                 Comment:  Under the “More Information about Fund Investments” section, clarify whether strategies and risks discussed are principal or non-principal.

Response:  Please see response to Comment #15 above.

22.                                 Comment:  Under the “Investments and Portfolio Management” section, revise the text of the disclosure regarding prior performance to clarify that the disclosure relates to all similar accounts managed by Turner.

Response:  Registrant will make the requested change.

23.                                 Comment:  Describe in plain English the incentive allocation mechanism discussed in each Fund’s prior performance section and the effect it has on fees.

Response:  Registrant will revise the disclosure regarding each Fund’s prior performance disclosure to read, “The fees of the Other Accounts (including the Partnership, without taking into account any incentive allocation) were lower than the fees of the Fund.  Accordingly, the net returns shown below, which have been adjusted to reflect the Fund’s fees and expenses, are lower than the actual performance obtained by an investor in the Other Accounts (including the Partnership, without taking into account any incentive allocation).  At times, however, the actual performance obtained by an investor in the Other Accounts may be lower than the net returns shown below because, in addition to the Partnership’s management fee, the general partner of the Partnership is eligible to receive an incentive allocation from each investor’s capital account, generally equal to 20% of any profits achieved for that investor in a fiscal year after recoupment of prior losses.”

24.                                 Comment:  Consider whether the Funds’ securities lending practices should be disclosed as a principal investment strategy in the summary section.

Response:  Registrant does not consider the Funds’ securities lending practices to be an investment strategy that is appropriately disclosed in the summary section of the prospectus.

25.                                 Comment:  Under the “Limitations on Purchases, Sales and Exchanges” section, please specify the time frame in which the Funds will inform shareholders that their purchase orders have been rejected.

Response:   Registrant will make the requested change and disclose that the Funds will information shareholders of a rejected purchase order generally within 3 business days.

Statement of Additional Information (Comments relating to both the Class C SAI and Investor/Institutional Class SAI)

26.                                 Comment: Consider separating principal investment policies/risks from non-principal investment policies/risks in the SAI.

Response:  Principal strategies and risks are separated from non-principal strategies and risks in the Prospectus.  With respect to the SAI, however, Registrant believes that its current disclosure regarding investment policies, permitted investments and risks is adequate and in compliance with all applicable regulations. Registrant confirms that all principal investment policies and risks are disclosed in the summary section of the prospectus as required by Form N-1A.

27.                                 Comment:  Under the “Non Fundamental Investment Policies” section, disclose whether the Funds may pledge assets to secure borrowings (and, if so, up to what percent).

Response:  The Registrant does not believe that disclosure of the Funds’ ability to pledge assets in the “Non Fundamental Investment Policies” section is necessary because it has no current line of credit upon which it borrows and Form N-1A does not require the Registrant to disclose non-fundamental policies regarding pledging of assets.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2883.

Very truly yours,

/s/ Lisa K. Whittaker
Lisa K. Whittaker

cc:	Josh Deringer, Esq.
Michael P. Malloy, Esq.